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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2004


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
               ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No  X
         ---               ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                )
                                                 ----------------

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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement relating to its operating results for the third quarter of 2004.

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                       (PETROCHINA COMPANY LIMITED LOGO)


                  PETROCHINA ACHIEVES SATISFACTORY PERFORMANCE
                              IN THIRD QUARTER 2004
                     BETTER RESULTS THAN SAME PERIOD IN 2003

15 OCTOBER 2004, BEIJING - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that it has achieved encouraging results and has met all production and operational targets in the third quarter of 2004. By leveraging the opportunities presented by high oil prices and strong market demand, the Company continued to optimize and enhance its production and operations. All benchmarks recorded are better than the same period in 2003.

In the third quarter, the Company further accelerated the crude oil and natural gas production, with total oil and gas output amounted to 229 million barrels of oil equivalent, up 3.6% yoy (year-on-year). The oil and gas output in the first three quarters of 2004 amounted to 686 million barrels of oil equivalent, up
20.5 million barrels or 3.1% over the same period last year. During the first three quarters in 2004, the Company produced 585 million barrels of crude oil, up 0.8% yoy, and 605.3 billion cubic feet of marketable natural gas, up 18.9% yoy.

The Company's refining business continued to record remarkable growth. The Company processed 171 million barrels of crude oil in the third quarter, up 6.2% from last year's third quarter. 4.676 million tons of gasoline, 9.468 million tons of diesel and 471,000 tons of kerosene were produced during the quarter, up 4%, 8.6% and 2.6% yoy respectively. During the first three quarters this year, 519 million barrels of crude oil was processed, a growth of 13.2% yoy.

The Company continued to speed up the construction of its marketing network. The total number of service stations reached 17,159 by the end of September, 2004, an increase of 2,690 or 18.5% from the same period last year.

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The Company's output of all major chemical products saw growth in the third quarter. The Company produced 446,000 tons of ethylene, 587,000 tons of synthetic resin, 76,000 tons of synthetic rubber and 829,000 tons of urea.

In the third quarter of 2004, the construction of the West-East Pipeline project was completed and is now in operation. Joint supply of natural gas from Tarim and Changqing gasfields to the downstream was achieved on 1 October, 2004. This lays the foundation for the formal commercial gas supply to downstream users for the whole pipeline by the end of the year. The West-East Pipeline's daily gas supply has increased quickly since the beginning of the third quarter.

Other key pipeline projects are progressing well in the third quarter. The construction of Zhongxian-Wuhan Pipeline and the Second Shaanxi-Beijing Pipeline projects are well underway as scheduled.

Looking forward to the fourth quarter of 2004, PetroChina will actively respond to market changes both at home and abroad, spending unremitting effort to enhance operations and profitability. It is the Company's goal to meet the operational targets for the whole year with excellent performance, and that will lay the groundwork for the Company's development next year.


                                     # # #

Additional information on PetroChina is available at the Company's website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited. For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010      Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Limited. For enquiries, please contact:
Mr. Julian Lee
Tel: (852) 2894 6213      Fax: (852) 2576 3551
Email: julianlee@hillandknowlton.com.hk

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PetroChina Company Limited



Dated: October 15, 2004                        By:     /s/ Li Huaiqi
                                                  ------------------------------
                                               Name:  Li Huaiqi
                                               Title: Company Secretary